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10026914

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 46466

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ICBA FINANCIAL SERVICES CORPORATION

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

775 RIDGE LAKE BOULEVARD
(No. and Street)

MEMPHIS (City) TENNESSEE (State) 38120 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
PATRICIA HOPKINS 202-659-8111
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PKF WITT MARES, PLC
(Name – *if individual, state last, first, middle name*)

3951 WESTERRE PARKWAY, SUITE 200 (Address) RICHMOND (City) VIRGINIA (State) 23233 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 23 2010
BRANCH OF REGISTRATIONS AND
04 EXAMINATIONS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, WILLIAM W. REID, JR., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ICBA FINANCIAL SERVICES CORPORATION, as of DECEMBER 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

President

Title

Notary Public

SUSAN MAPLES STATE OF TENNESSEE NOTARY PUBLIC TIPTON COUNTY

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TABLE OF CONTENTS

WITT MARES

THE POWER TO MAKE A DIFFERENCE. THE PEOPLE TO MAKE IT COUNT.™

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
ICBA Financial Services Corporation
Memphis, Tennessee

We have audited the accompanying statements of financial condition of ICBA Financial Services Corporation as of December 31, 2009 and 2008, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statements of financial condition are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statements of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the statements of financial condition referred to above presents fairly, in all material respects, the financial position of ICBA Financial Services Corporation as of December 31, 2009 and 2008, in conformity with accounting principles generally accepted in the United States of America.

Witt Mares, PLC

Richmond, Virginia
February 12, 2010

FINANCIAL STATEMENTS

ICBA FINANCIAL SERVICES CORPORATION

Statements of Financial Condition

December 31, 2009 and 2008

		2009		2008
ASSETS				
Cash and cash equivalents	$	**67,224**	$	165,381
Securities, at market value		**11,892**		14,826
Receivables:				
Clearing broker-dealers		**35,013**		36,621
Other		**8,940**		31,121
Prepaid expenses and other assets		**27,616**		28,937
Furniture and equipment, net of accumulated depreciation of $121,777 in 2009 and $118,830 in 2008		**2,758**		6,047
Total assets	$	**153,443**	$	282,933
LIABILITIES AND STOCKHOLDER'S EQUITY				
Liabilities				
Accounts payable	$	**2,270**	$	10,898
Accrued expenses		**13,465**		12,159
Due to related parties		**68,623**		83,899
Total liabilities		**84,358**		106,956
Stockholder's equity				
Common stock, $1 par value; 10,000 shares authorized; 100 shares issued and outstanding		**100**		100
Additional paid-in capital		**1,074,900**		1,074,900
Accumulated deficit		**(1,005,915)**		(899,023)
Total stockholder's equity		**69,085**		175,977
Total liabilities and stockholder's equity	$	**153,443**	$	282,933

See accompanying notes.

NOTE 1. NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

ICBA Financial Services Corporation (the Company) is a wholly owned subsidiary of ICBA Services Network, Inc. (ISN), which is a wholly owned subsidiary of Independent Community Bankers of America (ICBA), a not-for-profit trade association serving member financial institutions located throughout the United States.

The primary business of the Company is the sale of lobby programs, discount brokerage services, and qualified plans, as a nonclearing broker-dealer, to customers throughout the United States. Lobby programs are the sale of mutual funds, variable annuities and fixed annuities. The Company is registered with the Securities and Exchange Commission (SEC), the Financial Industry Regulatory Authority (FINRA, formerly NASD), the Municipal Securities Rulemaking Board (MSRB) and the Securities Investors Protection Corporation (SIPC).

The Company operates under the provisions of paragraph (k)(1) of rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of paragraph (k)(1) provide that the Company carry no margin accounts, promptly transmit all customer funds and deliver all securities received in connection with its activities as a broker-dealer, does not hold funds or securities for or owe money or securities to customers, and effectuates all financial transactions with customers through one or more bank accounts designated as a special account for the exclusive benefit of its customers.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of reporting the statements of cash flows, cash and cash equivalents include cash on hand and due from banks. The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts.

(Continued)

NOTE 1. NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

Securities

Securities are valued at market value, determined at the last reported sales price on the exchange or quotation system on which the securities are principally traded. Unrealized gains and losses are included in current earnings are included in "other income" on the statements of operations.

Furniture and Equipment

Furniture and equipment are stated at cost, net of accumulated depreciation. Depreciation is computed using an accelerated method over three to ten years. Maintenance and repairs, including replacement of minor items, are charged to expense; major additions are capitalized.

Revenue Recognition and Receivables

The Company earns commissions based on a percentage of customers' securities transactions. For purposes of the revenue accrual, customer transactions are reported on a trade-date basis. The Company also earns a trail commission based on average volume. Receivables represent amounts due from clearing broker-dealer agents. The Company uses the direct write-off method to account for any bad debts.

Advertising

Advertising costs, which are principally included in administrative expenses, are expensed as incurred.

Income Taxes

The Company is a member of a group that files a consolidated federal tax return. Accordingly, income taxes payable to the tax authority are recognized on the financial statement of the parent company, who is the taxpayer for income tax purposes. The member makes/receives payments to/from the parent company for its allocated share of the consolidated income tax liability/refund. This allocation approximates the amounts that would be reported if the Company was separately filing its tax return. The result of this allocation is reported on the accompanying statements of operations as "federal and state income tax (benefit)." In addition, the Company files its state income tax return on a separate basis.

(Continued)

NOTE 1. NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

Fair Value of Financial Instruments and Fair Value Measurements

The following methods and assumptions were used by the Company in estimating the fair value of its financial instruments. The carrying amounts reported in the statements of financial position for cash and cash equivalents, receivables, accounts payable, and accrued expenses approximate their face values due to the short maturities of these instruments.

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value accounting has established a hierarchy which requires the use of observable inputs and minimizes the use of unobservable inputs when measuring fair value. The three levels of inputs that may be used to measure fair value are as follows:

Level 1 – Quoted prices in active markets for identical assets or liabilities.

Level 2 – Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly, such as quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The following is a description of the valuation methodologies used for instruments measured at fair value on a recurring basis and recognized in the accompanying statements of financial position, as well as the general classification of such instruments pursuant to the valuation hierarchy.

Securities are classified within Level 1 of the valuation hierarchy where quoted market prices are available in an active market. Level 1 securities include highly liquid government bonds, mortgage products, and exchange-traded equities. If quoted market prices are not available, then fair values are estimated by using pricing models, quoted prices of securities with similar characteristics, or discounted cash flows. Currently, all of the Company's securities are considered to be Level 1 securities.

As of December 31, 2009 and 2008, the Company does not have any instruments measured at fair value on a non-recurring basis.

(Continued)

NOTE 1. NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (Concluded)

Reclassifications

Certain prior year amounts have been reclassified to conform to the 2009 presentation. These reclassifications have no effect on previously reported net income.

NOTE 2. RELATED-PARTY TRANSACTIONS

In connection with an administrative services contract with ISN, the Company was charged $59,246 and $54,600 for the years ended December 31, 2009 and 2008, respectively to cover certain administrative expense paid for by ISN.

The Company also pays royalties to ICBA for use of its logo and name in marketing. The amounts charged to expense were $14,565 and $14,116, for the years ended December 31, 2009 and 2008, respectively.

The Company periodically settles with affiliates. The unpaid amount due to affiliates under these agreements represents due to related parties in the statements of financial condition.

In conjunction with a services agreement with ICBA Insurance Services, the Company provides various lobby programs to its participating banks. In consideration for providing the services in 2009 and 2008, the Company received fees of $77,100 and $51,339, respectively. The fee revenue is reported on the accompanying statements of operations as "lobby programs."

NOTE 3. 401(k) PLAN

The Company participates in a 401(k) plan, together with ICBA and other related entities, for all qualified employees. The Company matches 100 percent of the employee's contributions up to 6 percent of their compensation. The employer contributions for the years ended December 31, 2009 and 2008 amounted to $15,892 and $16,106, respectively.

NOTE 4. COMMITMENTS, CONTINGENCIES AND CREDIT RISK

Net Capital Requirements

The company is subject to the SEC's Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2009, the Company's net capital ratio, net capital and excess net capital were as follows:

Net capital ratio	4.47 to 1
Net capital	$ 18,879
Excess net capital	13,252

Operating Lease

The company leases its current office space under a noncancelable agreement which expires in 2010. Future minimum payments due under this lease total $47,891 for the remaining term of the lease.

Total rent expense for the years ended December 31, 2009 and 2008, amounted to $54,535 and $54,441, respectively.

Off-Balance Sheet Risk and Concentration of Credit Risk

The Company's customers' securities transactions are introduced on a fully disclosed basis to its various clearing broker-dealers. The clearing broker-dealers carry all of the funds, and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments, wherein the clearing broker-dealers may charge any losses they incur to the Company. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and ensure that customer transactions are executed properly by the clearing broker-dealers.

(Continued)

NOTE 4. COMMITMENTS, CONTINGENCIES AND CREDIT RISK (Concluded)

Amounts due from the clearing broker-dealers are related to customer securities transactions introduced by the Company. Amounts due from broker-dealers represent a concentration of credit risk. The risk of default depends on the creditworthiness of the counterparty. The Company does not anticipate nonperformance by its clearing broker-dealers. In addition, the Company has a policy of reviewing, as necessary, the creditworthiness of each counterparty with which it conducts business.

NOTE 5. SERVICE AGREEMENT

The Company has an agreement with Sorrento Pacific Financial, LLC (Sorrento), a registered broker-dealer, to provide back office operational and technology support to members of ICBA and the Company. The Company continues to receive commissions from the sale of its securities transactions for which Sorrento provides such support.

NOTE 6. SUBSEQUENT EVENTS

The Company has evaluated all events subsequent from December 31, 2009 through February 12, 2010, which is the date these financial statements were available to be issued. The Company has determined there are no subsequent events that require disclosure in the financial statements.

ICBA Financial Services Corporation

STATEMENTS OF FINANCIAL CONDITION

DECEMBER 31, 2009 AND 2008

Filed as PUBLIC information pursuant to rule 17a-5(d) under the Securities Exchange Act of 1934.

WITT MARES

CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

ICBA Financial Services Corporation

STATEMENTS OF FINANCIAL CONDITION

DECEMBER 31, 2009 AND 2008

Filed as PUBLIC information pursuant to rule 17a-5(d) under the Securities Exchange Act of 1934.